

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Christopher Pappas
Chairman, President and Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: The Chefs' Warehouse, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2019**
> **Filed February 24, 2020**
> **File No. 001-35249**

Dear Mr. Pappas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services